UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026 (Report No. 1)

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENTS

On March 9, 2026, NewcelX Ltd., a corporation incorporated under the laws of Switzerland, issued a press release titled: “NewcelX Announces Strategic Collaboration with Eledon Pharmaceuticals (Nasdaq: ELDN) to Advance NCEL-101 Program for Type 1 Diabetes.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first four paragraphs of the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-284696, 333-284811, 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Announces Strategic Collaboration with Eledon Pharmaceuticals (Nasdaq: ELDN) to Advance NCEL-101 Program for Type 1 Diabetes.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: March 9, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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